 GATX Corporation
500 West Monroe Street
Chicago, IL 60661

Robert C. Lyons
Vice President &
Chief Financial Officer

Tel: 312.621.6633
Fax: 312.621.6644

November 29, 2006

VIA EXPRESS MAIL

Office of the Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington, D.C. 20549-5546

Re: **GATX Financial Corporation**
Form 10-K for the Year-Ended December 31, 2005
File No. 001-08319

Dear Sir or Madam:

In connection with the recent Securities and Exchange Commission ("SEC") review of the GATX Financial Corporation ("GFC") Form 10-K for the year ended December 31, 2005, we determined that two of our equity investments, CL Air and Pembroke, exceeded the significance threshold in accordance with Rule 3-09 of Regulation S-X. As a result, the SEC staff has instructed us to amend our 2005 Form 10-K filing to include the audited financial statements for these two equity investments. See attached copies of correspondence with the SEC for additional details.

We respectfully request relief from amending our 2005 Form 10-K to include the financial statements of CL Air and Pembroke in accordance with Rule 3-09 of Regulation S-X on the basis of the following explanation. The earnings ratios exceeded the 20% threshold due to material non-recurring impairment charges taken with respect to both investments. In each case, the impairments charges were related to our decision to sell these investments or the underlying assets owned by the investee. Excluding the impact of these charges, the earnings ratios for purposes of the significance test in each case would not have exceeded 20%. See Exhibit 1 attached which is a summary of GFC's Significant Subsidiary Test for 2005 and also shows the "normalized" income ratios for CL Air and Pembroke. Based on this analysis, we do not believe the computed pre-tax earnings ratios for CL Air and Pembroke for the year ended December 31, 2005 are indicative of their relative significance to GFC's overall business. You'll note our investment in each of these investments as a percentage of total assets is 1% for CL Air and zero for Pembroke at December 31, 2005. The earnings of and GFC's investment in CL Air and Pembroke did not exceed the significance threshold test in any prior year.

Additionally, both CL Air and Pembroke are part of our Air business that we are in the process of selling. As a result, the operations of both CL Air and Pembroke will be reported as discontinued operations in all future filings, beginning with the Form 10-Q we filed for the period ending September 30, 2006. We completed the sale of our interest in Pembroke in July 2006 and we expect to sell our interest in CL Air by December 31, 2006. We will have no continuing interest in either of these investments. As a result of these actions, we don't believe that amending our prior filing at this time to include the audited financial statements of CL Air and Pembroke provides meaningful information to the users of our financial statements. Also, by classifying the results of CL Air and Pembroke as discontinued operations, Rule 3-09 of Regulation S-X would no longer apply with respect to these investments for all future filings.

We would be pleased to discuss this issue in further detail, at your convenience. If you have any questions or need additional information, please do not hesitate to call Bill Muckian, Vice President and Controller, at (312) 621-6402 or me at (312) 621-6633.

Sincerely,



Robert C Lyons/wmm

RCL/mm
enclosure

cc: D.A. Golden
W.M. Muckian
Ms. Claire Erlanger, SEC Staff